CLCORP01 Doc: 200020_1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             NACCO Industries, Inc.
                                (Name of Issuer)

                    Class B Common, par value $1.00 per share
                         (Title of Class of Securities)

                           629579 20 02 (CUSIP Number)

                              Alfred M. Rankin, Jr.
                             5875 Landerbrook Drive
                       Mayfield Heights, Ohio 44124-4017
                                 (216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   March 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  629579 20 02                  13D         Page   2    of  15  Pages

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Clara T. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)
                                                                     (b) X

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             00 - See Item 3

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

                                            7      SOLE VOTING POWER

                                                   225,247

              NUMBER OF
                SHARES                      8     SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                            7,000
            EACH REPORTING
             PERSON WITH                    9      SOLE DISPOSITIVE POWER

                                                   225,247

                                           10      SHARED DISPOSITIVE POWER

                                                   7,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             232,247

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             13.59%

    14       TYPE OF REPORTING PERSON*

             IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02             13D             Page   3    of  15  Pages

     1       NAME OF REPORTING PERSON

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Alfred M. Rankin, Jr.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)
                                                                        (b) X

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             00 - See Item 3

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

             TO ITEMS 2(D) OR 2(E)


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

                                            7      SOLE VOTING POWER

                                                   79,798
              NUMBER OF
                SHARES
             BENEFICIALLY
               OWNED BY                     8      SHARED VOTING POWER
            EACH REPORTING
             PERSON WITH                           16,000



                                            9      SOLE DISPOSITIVE POWER

                                                   79,798

                                           10      SHARED DISPOSITIVE POWER

                                                   16,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             95,798

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.60%

    14       TYPE OF REPORTING PERSON*

             IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02                13D           Page   4    of  15  Pages

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Thomas T. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)
                                                                        (b) X

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             00 - See Item 3

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

             TO ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

                                            7      SOLE VOTING POWER

                                                   81,516

              NUMBER OF                      8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                           0
               OWNED BY
            EACH REPORTING                   9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                    81,516

                                            10      SHARED DISPOSITIVE POWER

                                                    0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             81,516

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             4.77%

    14       TYPE OF REPORTING PERSON*

             IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02               13D            Page   5    of  15  Pages

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Claiborne R. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)
                                                                        (b) X

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             00 - See Item 3

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

                                            7      SOLE VOTING POWER

                                                   87,318
              NUMBER OF
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                            0
            EACH REPORTING
             PERSON WITH                    9      SOLE DISPOSITIVE POWER

                                                   87,318

                                           10      SHARED DISPOSITIVE POWER

                                                   0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             87,318

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.11%

    14       TYPE OF REPORTING PERSON*

             IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02            13D                Page   6   of  15  Pages

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Roger F. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)
                                                                   (b) X

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             00 - See Item 3

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

                                            7      SOLE VOTING POWER

                                                   88,198
              NUMBER OF
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                            0
            EACH REPORTING
             PERSON WITH                      9    SOLE DISPOSITIVE POWER

                                                   88,198

                                           10      SHARED DISPOSITIVE POWER

                                                   0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             88,198

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.16%

    14       TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  629579 20 02             13D               Page   7   of  15  Pages

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bruce T. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)
                                                                    (b) X

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             00 - See Item 3

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

                                           7      SOLE VOTING POWER

                                                   88,198
              NUMBER OF
                SHARES                     8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                           0
            EACH REPORTING
             PERSON WITH                   9      SOLE DISPOSITIVE POWER

                                                  88,198

                                          10      SHARED DISPOSITIVE POWER

                                                  0

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             88,198

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.16%

    14       TYPE OF REPORTING PERSON*

             IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                              AMENDED AND RESTATED

                                  SCHEDULE 13D



CUSIP NO. 629579 20 02                                     Page 1 of 15 Pages


     The Schedule 13D filed on March 29, 1990, as amended by Amendment No. 1 filed on April 11, 1990, as amended by Amendment No. 2 filed on March 14, 1991, as amended by Amendment No. 3 filed on March 20, 1992, as amended by Amendment No. 4 filed on March 9, 1994, as amended and restated in its entirety pursuant to Regulation S-T, Rule 101(a)(2) on March 30, 1994 (the "Schedule 13D") and as amended by Amendment No. 1 to the amended and restated Schedule 13D filed on March 28, 1995, on behalf of certain signatories to the Stockholders' Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, NACCO Industries, Inc. and Society National Bank (successor by merger to Ameritrust Company National Association), as depositary, is hereby further amended as follows:

Item 2.  Identity and Background

         Item 2 of the Schedule 13D is hereby amended as hereinafter set forth:

         (a) The statements under the heading Clara T. Rankin are hereby deleted and replaced in their entirety by the following:

         Clara T. Rankin. Ms. Rankin's resident address is 3151 Chagrin River Road, Chagrin Falls, Ohio 44022. She is not employed.

         (b) The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

         Alfred M. Rankin, Jr. Mr. Rankin's resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is Chairman, President and Chief Executive Officer of the Company at 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

         (c) The statements under the heading Victoire G. Rankin are hereby deleted and replaced in their entirety by the following:

         Victoire G. Rankin. Ms. Rankin's resident address is 7421 Markell Road, Waite Hill, Ohio 44094. She is not employed.

         (d) The statements under the heading Helen R. Butler are hereby deleted and replaced in their entirety by the following:

         Helen R. Butler. Ms. Butler's resident address is 7851 Larkspar Lane, Chagrin Falls, Ohio 44022. She is a director at Aloha Hive, RR 1, Box 289, Fairlee, Vermont 05045-9510.

         (e) The statements under the heading Clara T. Rankin are hereby deleted and replaced in their entirety by the following:

         Clara T. Rankin. Ms. Rankin's resident address is 2600 North Southport, Apt. 404, Chicago, Illinois 60614. She is a product manager at USRobotics, 7770 North Frontage Road, Skokie, Illinois 60077-2690.

         (f) The statements under the heading Bruce T. Rankin are hereby deleted and replaced in their entirety by the following:

         Bruce T. Rankin. Mr. Rankin's resident address is 3151 Chagrin River Road, Chagrin Falls Ohio 44022. He is not employed.

         (g) The statements under the heading Matthew M. Rankin are hereby deleted and replaced in their entirety by the following:

         Matthew M. Rankin. Mr. Rankin's resident address is 906 Portland Street, Greensboro, North Carolina 27401. He is a student.

         (h) The statements under the heading Claiborne R. Rankin are hereby deleted and replaced in their entirety by the following:

         Claiborne R. Rankin. Mr. Rankin's resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is self-employed.

         (i) The statements under the heading Chloe O. Rankin are hereby deleted and replaced in their entirety by the following:

         Chloe O. Rankin. Ms. Rankin's resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. She is not employed.

         (j) The statements under the heading Caroline T. Ruschell are hereby deleted and replaced in their entirety by the following:

         Caroline T. Ruschell. Ms. Ruschell's resident address is 3816 Wyndsong Tr., Lexington, Kentucky 40514. She is a tutor.

         (k) The statements under the heading Frank F. Taplin are hereby deleted and replaced in their entirety by the following:

         Frank F. Taplin. Mr. Taplin's resident address is 1508 Rising Glen Road, Los Angeles, California 90069. He is employed at Kosmont & Associates, Inc., a real estate planning and consulting company, 14724 Ventura Boulevard, Suite 2, Sherman Oaks, California 91403.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended as hereinafter set forth.

         (a) The statements under the heading Clara T. Rankin are hereby deleted and replaced in their entirety by the following:

         Clara T. Rankin. Mrs. Rankin has the sole power to vote and to dispose of 225,247 shares of Class B Common and has shared power to vote and to dispose of 7,000 shares of Class B Common, which together constitute approximately 13.59% of the outstanding Class B Common.

         (b) The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

         Alfred M. Rankin, Jr. Mr. Rankin has sole power to vote and to dispose of 79,798 shares of Class B Common, and has shared power to vote and to dispose of 16,000 shares of Class B Common, which together constitute approximately 5.60% of the outstanding Class B Common.

         (c) The statements under the heading Thomas T. Rankin are hereby deleted and replaced in their entirety by the following:

         Thomas T. Rankin. Mr. Rankin has the sole power to vote and to dispose of 81,516 shares of Class B Common, including 3,187 shares of Class B Common held as custodian for James T. Rankin, which constitute approximately 4.77% of the outstanding Class B Common.

         (d) The statements under the heading Claiborne R. Rankin are hereby deleted and replaced in their entirety by the following:

         Claiborne R. Rankin. Mr. Rankin has the sole power to vote and to dispose of 87,318 shares of Class B Common, including 650 shares of Class B Common held as custodian for Julia L. Rankin, 2,408 shares of Class B Common held as custodian for Chloe E. Rankin and 1,630 shares of Class B Common held as custodian for Claiborne R. Rankin, Jr., which constitute approximately 5.11% of the outstanding Class B Common.

         (e) The statements under the heading Roger F. Rankin are hereby deleted and replaced in their entirety by the following:

         Roger F. Rankin. Mr. Rankin has the sole power to vote and to dispose of 88,198 shares of Class B Common, which constitute approximately 5.16% of the outstanding Class B Common.

         (f) The statements under the heading Bruce T. Rankin are hereby deleted and replaced in their entirety by the following:

         Bruce T. Rankin. Mr. Rankin has the sole power to vote and to dispose of 88,198 shares of Class B Common, which constitute approximately 5.16% of the outstanding Class B Common.

         (g) The statements in paragraph (c) are hereby deleted and replaced in their entirety by the following:

         (c) There have been no transactions in Class B Common of the Company by any of the persons named in response to Item 2 hereof during the 60 days prior to December 31, 1995.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                      AMENDED AND RESTATED

                          SCHEDULE 13D

CUSIP NO. 629579 20 02                                      Page 12 of 15 Pages


Dated:  March 21, 1996                                   Alfred M. Rankin, Jr.
                                                  ----------------------------
                                                  Name:  Alfred M. Rankin, Jr.

                                                         Alfred M. Rankin, Jr.
                                                  ----------------------------
                                                  Name:  Alfred M. Rankin, Jr.

                                                         Attorney-in-Fact for
                                                         Clara T. Rankin*

                                                         Attorney-in-Fact for
                                                         Victoire G. Rankin*

                                                         Attorney-in-Fact for
                                                         Helen R. Butler*

                                                         Attorney-in-Fact for
                                                         Clara T. Rankin*

                                                         Attorney-in-Fact for
                                                         Thomas T. Rankin*

                                                         Attorney-in-Fact for
                                                         Matthew M. Rankin*

                                                         Attorney-in-Fact for
                                                         Claiborne R. Rankin*

                                                         Attorney-in-Fact for
                                                         Chloe O. Rankin*

                                                         Attorney-in-Fact for
                                                         Roger F. Rankin*

                                                         Attorney-in-Fact for
                                                         Bruce T. Rankin*

                                                         Attorney-in-Fact for
                                                         Frank E. Taplin, Jr.*

                                                         Attorney-in-Fact for
                                                         Margaret E. Taplin*

                                                         Attorney-in-Fact for
                                                         Martha S. Kelly*

                                                         Attorney-in-Fact for
                                                         Susan S. Panella*

                              AMENDED AND RESTATED

                                  SCHEDULE 13D


CUSIP NO. 629579 20 02                                      Page 13 of 15 Pages


                                                         Attorney-in-Fact for
                                                         Jennifer T. Jerome*

                                                         Attorney-in-Fact for
                                                         Caroline T. Ruschell*

                                                         Attorney-in-Fact for
                                                         David F. Taplin*

                                                         Attorney-in-Fact for
                                                         Thomas E. Taplin*

                                                         Attorney-in-Fact for
                                                         Beatrice B. Taplin*

                                                         Attorney-in-Fact for
                                                         Thomas E. Taplin, Jr.*

                                                         Attorney-in-Fact for
                                                         Theodore D. Taplin*

                                                         Attorney-in-Fact for
                                                         Britton T. Taplin*

                                                         Attorney-in-Fact for
                                                         Frank E. Taplin*

                                                         Attorney-in-Fact for

                                                         National City Bank, as
                                                         trustee*

                              AMENDED AND RESTATED

                                  SCHEDULE 13D


CUSIP NO. 629579 20 02                                      Page 14 of 15 Pages


                                    EXHIBIT 1

                  Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of the undersigned.


Dated:  March 21, 1996                                  Alfred M. Rankin, Jr.
                                                 ----------------------------
                                                 Name:  Alfred M. Rankin, Jr.


                                                        Alfred M. Rankin, Jr.
                                                 ----------------------------
                                                 Name:  Alfred M. Rankin, Jr.

                                                 Attorney-in-Fact for
                                                 Clara T. Rankin*

                                                 Attorney-in-Fact for
                                                 Victoire G. Rankin*

                                                 Attorney-in-Fact for
                                                 Helen R. Butler*

                                                 Attorney-in-Fact for
                                                 Clara T. Rankin*

                                                 Attorney-in-Fact for
                                                 Thomas T. Rankin*

                                                 Attorney-in-Fact for
                                                 Matthew M. Rankin*

                                                 Attorney-in-Fact for
                                                 Claiborne R. Rankin*

                                                 Attorney-in-Fact for
                                                 Chloe O. Rankin*

                                                 Attorney-in-Fact for
                                                 Roger F. Rankin*

                                                 Attorney-in-Fact for
                                                 Bruce T. Rankin*

                                                 Attorney-in-Fact for
                                                 Frank E. Taplin, Jr.*

                                                 Attorney-in-Fact for
                                                 Margaret E. Taplin*

                              AMENDED AND RESTATED

                                  SCHEDULE 13D


CUSIP NO. 629579 20 02                                    Page 15 of 15 Pages



                                                 Attorney-in-Fact for
                                                 Martha S. Kelly*

                                                 Attorney-in-Fact for
                                                 Susan S. Panella*

                                                 Attorney-in-Fact for
                                                 Jennifer T. Jerome*

                                                 Attorney-in-Fact for
                                                 Caroline T. Ruschell*

                                                 Attorney-in-Fact for
                                                 David F. Taplin*

                                                 Attorney-in-Fact for
                                                 Thomas E. Taplin*

                                                 Attorney-in-Fact for
                                                 Beatrice B. Taplin*

                                                 Attorney-in-Fact for
                                                 Thomas E. Taplin, Jr.*

                                                 Attorney-in-Fact for
                                                 Theodore D. Taplin*

                                                 Attorney-in-Fact for
                                                 Britton T. Taplin*

                                                 Attorney-in-Fact for
                                                 Frank E. Taplin*

                                                 Attorney-in-Fact for
                                                 National City Bank, as
                                                 trustee*